UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 19, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL NOTES BERNA ANNOUNCEMENT OF DUE DILIGENCE REQUEST

LEIDEN, THE NETHERLANDS, DECEMBER 19, 2005 - Crucell N.V. (Euronext, NASDAQ:
CRXL) notes the announcement made by Berna Biotech AG yesterday of the request for due diligence information received from a third party, of which Berna had duly informed Crucell. Crucell would like to remind shareholders that Crucell's offer is the only offer that has been made, it is recommended by the board of Berna, and confirms that Crucell remains committed to the proposed transaction.

The combination of Berna and Crucell would create the leading independent vaccine company, offering:

*      World-leading technology complemented by existing marketed products;

*      A share in the potential upside for existing Berna shareholders;

* High likelihood of a successful integration, which is already being constructively planned;

*      A management structure combining the best of both companies; and

* Preservation of 100 years of Swiss vaccine experience and Berna's identity.

A further announcement will be made when appropriate.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     December 19, 2005                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer